FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Purchases Additional 25% of Shares in Magix Integration to Hold 100% of its South African Distributor

PRESS RELEASE

Magic Software Purchases Additional 25% of Shares in Magix Integration to Hold 100% of its South African Distributor

Company Completes the Acquisition of a 100% Shareholding, Valued at $2.8 Million, to Extend its Presence in South Africa

Or Yehuda, Israel, January 9, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced that it has purchased additional shares in its South African distributor, Magix Integration, thereby completing the acquisition of a 100% shareholding in the company at a total value of $2.8 million. The sellers stand to receive an additional $400,000 providing that the company reaches specific targets for performance in 2011.

Commenting on the acquisition, Amit Birk, VP M&A Magic Software, said, “We are pleased to have successfully completed our acquisition of a 100% shareholding in Magix Integration, in keeping with our policy of obtaining total control of all our subsidiaries. This move reasserts our strong faith in the future growth of the South African market.”

About Magix Integration

Magix Integration specializes in software integration and application development, implementing a combination of tools and disciplines to meet complex and large-scale software requirements. Magix Integration strives to listen to customer needs, provide value at every step of the engagement process, and solve problems with innovation and simplicity.

For more information, visit www.magix.co.za.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Purchases Additional 25% of Shares in Magix Integration to Hold 100% of its South African Distributor

Exhibit 10.1